NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT on Sovereign Upgrade; Maintains LC RWP”.	6

Exhibit 1

June 27, 2011

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT on Sovereign Upgrade; Maintains LC RWP”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

June 27, 2011

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith three (3) copies of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT on Sovereign Upgrade; Maintains LC RWP”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 27, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT on Sovereign Upgrade; Maintains LC RWP”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: June 27, 2011

Exhibit 1

FitchRatings

FITCH UPGRADES PLDT ON SOVEREIGN UPGRADE;
MAINTAINS LC RWP

Fitch Ratings-New Delhi/Seoul/Singapore-24 June 2011: Fitch Ratings has upgraded Philippine Long Distance Telephone’s (PLDT) Long-Term Foreign Currency (LTFC) Issuer Default Rating (IDR) to ‘BBB-’ from ‘BB+’ and its Long-Term Local Currency (LTLC) IDR to ‘BBB+’ from ‘BBB’. A full rating breakdown is provided below.

The Outlook on PLDT’s LTFC IDR is Stable, while the LTLC IDR remains on Rating Watch Positive (RWP). The action follow Fitch’s upgrade of the Philippines’ sovereign ratings to LTFC IDR ‘BB+’ from ‘BB’ with a newly assigned Stable Outlook, and its LTLC IDR and Country Ceiling to ‘BBB-’ from ‘BB+’. For more information, please refer to ‘Fitch Upgrades Philippines to ‘BB+’; Outlook Stable’ dated 23 June 2011’.

PLDT’s LTFC IDR continues to be constrained by the Philippines’ Country Ceiling of ‘BBB-’, reflecting the country’s foreign currency transfer and convertibility risk. Any future movement in the Country Ceiling will lead to a corresponding change in PLDT’s LTFC IDR.

PLDT’s LTLC IDR is currently two notches above the sovereign LTLC IDR. The RWP reflects the potential benefits of PLDT’s proposed acquisition of a controlling interest in the Philippines’ third-largest telco -Digital Telecommunications Philippines, Inc. (Digitel) -through an all-equity deal. The acquisition, if successful, would make the combined entity the country’s undisputed market leader by a significant margin, with around 70% of wireless subscribers and 66% of wireless revenues (compared with 53% and 56% currently) while maintaining PLDT’s existing financial profile. For more information, please refer to ‘Fitch Places Philippine Long Distance Telephone on Rating Watch Positive on Acquisition dated 1 April 2011’.

The acquisition was approved by PLDT’s shareholders in June 2011, and is now subject to regulatory/anti-competitive authority’s approval, expected by end-July. The resolution of the RWP will be predicated on the final funding mix for the payout to minority shareholders, terms and conditions of the payout debt (for minority shareholder payment), receipt of all necessary approvals and Fitch’s view on the financial strength of the combined entity and its future business plans. If the acquisition meets with all necessary approvals, then PLDT’s LTLC IDR is likely to be upgraded by one notch. In the event that the acquisition is unsuccessful, PLDT’s LTLC IDR is likely to be affirmed and assigned a Stable Outlook. In addition, any future movement in the Philippines’ LTLC IDR will lead to a corresponding change in PLDT’s LTLC IDR.

PLDT’s ratings
-LTFC IDR upgraded to ‘BBB-’ from ‘BB+’; Outlook Stable
-LTLC IDR upgraded to ‘BBB+’ from ‘BBB’; on RWP
-National Long-term ratings affirmed at ‘AAA(phl)’; Outlook Stable
-Senior unsecured rating upgraded to ‘BBB-’ from ‘BB+’

Contact:
Primary Analyst
Nitin Soni
Analyst
+91 11 4356 7239
Fitch Ratings India Private Limited
414-421, Fourth floor, World Trade Centre
Barakhamba lane, Connaught Place
New Delhi -110 001

Exhibit 1

Secondary Analyst
Matt Jamieson
Senior Director
+82 2 3278 8355

Committee Chairperson
Steve Durose
Senior Director
+61 2 8256 0307

Media Relations: Shivani Sundralingam, Singapore, Tel: + 65 6796 7215, Email: shivani.sundralingam@fitchratings.com; Leslie Tan, Singapore, Tel: +65 67 96 7234, Email: leslie.tan@fitchratings.com.

Note to editors: Fitch’s National ratings provide a relative measure of creditworthiness for rated entities in countries with relatively low international sovereign ratings and where there is demand for such ratings. The best risk within a country is rated ‘AAA’ and other credits are rated only relative to this risk. National ratings are designed for use mainly by local investors in local markets and are signified by the addition of an identifier for the country concerned, such as ‘AAA(phl)’ for National ratings in Philippines. Specific letter grades are not therefore internationally comparable.

Additional information is available at www.fitchratings.com.

Applicable criteria, ‘Corporate Rating Methodology’, dated 16 August 2010, ‘Cash Flow Measures in Corporate Analysis’, dated 12 October 2005, and ‘Rating Global Telecoms Companies-Sector Credit Factors’, dated 22 September 2010, are available at www.fitchratings.com.

Applicable Criteria and Related Research:
Corporate Rating Methodology
http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=546646
Cash Flow Measures in Corporate Analysis
http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=243758
Rating Global Telecoms Companies -Sector Credit Factors
http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=550205

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY’S PUBLIC WEBSITE ‘WWW.FITCHRATINGS.COM’. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH’S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE ‘CODE OF CONDUCT’ SECTION OF THIS SITE.

Page 6 of 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr.

Name : FLORENTINO D. MABASA, JR. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: June 27, 2011